By Electronic Filing and Federal Express
June 30, 2006

Craig Slivka, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-6
Washington, D.C. 20549-7010

Re:	Valcent Products, Inc.

Amendment No. 1 to Form F-1
Filed April 27, 2006
File No. 333-133613

Form 20-F
For the Year Ended March 31, 2005
Filed October 13, 2005
File No. 0-30858

Dear Mr. Slivka:

In connection with the our April 27, 2006 Form F-1 filing for the above-referenced registrant and the Form F-1/A filed concurrently and in connection herewith, please note the following responses to your letter dated May 26, 2006, which correspond item for item to your enumerated comments. Please note further that, in addition to having filed a marked amendment through the EDGAR system concurrently with the delivery of this correspondence, copies of the amended filing (marked and un-marked) are included herewith in hard copy for your convenience.

General

1.	Please update your disclosures throughout, as necessary.

I refer you generally to Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith. All disclosures have been updated throughout each filing, as necessary.

Cover Page of the Prospectus

2.	Revise to reflect the fact that you may not receive proceeds from the exercise of the warrants due to the “net cashless” exercise feature referred to on page 22.

I refer you to the cover page of the prospectus of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added to reflect the fact that we may never receive proceeds from the exercise of the warrants due to the “net cashless” exercise feature contained in the warrants.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 2 of 15 -

3.	Please disclose that your affiliates are also selling shares.

I refer you to the cover page of the prospectus and page 19 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein “affiliates” have been added to the category of persons covered by the resale registration statement.

Prospectus Summary, page 2

4.
Please briefly disclose the penalties and risks that you face due to your delay in filing this registration statement and having it declared effective. We note your disclosure on page 23 that these penalties and any future penalties will reduce you net income and create a likelihood of a net loss for the year.

I refer you to pages 2-3, 11, 18, 28-30 and 68 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added regarding the penalties and risks associated with our delay in filing this registration statement and having it declared effective.

5.
In light of the fact that none of the planned products mentioned appear to have been fully developed or manufactured yet, you should not call them products, but rather refer to them as “potential products” throughout the filing. Clarify and briefly disclose what stage of development these products are in and put their status in perspective. You may provide more detail in your business section.

I refer you generally to Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith. The filing has been amended throughout so that all reference to our products refer to “potential products.”

I also refer you to page 2 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added briefly clarifying at what stage of development each of our potential product lines are in and putting their status in perspective insofar as when we anticipate initial runs to be completed or products launched.

6.	Please confirm that you currently have no plans to engage in a merger, acquisition, or business reorganization.

As of the date of this Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith we currently have no plans to engage in a merger, acquisition or business reorganization.

About Our Company, page 2

7.
Please revise your disclosures under “About Our Company” to briefly summarize your history of acquiring and selling or discontinuing businesses. As written, it is not clear what the nature of your business is. We note your disclosure on page 28 concerning your sales of Bikestar Rentals, Inc. and Arizona Outback Adventures LLC, and your discontinuance of Nettron Media Group, Inc.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 3 of 15 -

I refer you to page 3 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added to clarify and further summarize the nature of our business and our corporate history.

8.
Please clearly disclose that you have incurred losses since inception, have no operations, and that there is substantial doubt about your ability to continue as a going concern and rely upon the sale of your securities to fund your operations.

I refer you to page 3 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added to clarify that we have incurred losses from inception, have no operations, rely on the sale of our securities to fund our operations and that there exists substantial doubt as to our ability to continue as a going concern.

Risk Factors, page 5

9.
Please avoid language in risk factors like “material adverse effect.” Instead, please revise your risk factors to state what the specific impact will be on you financial condition or results of operations. Where appropriate, please include specific examples of the risks you discuss.

I refer you generally to Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the language “material adverse effect” has been removed and each risk factor revised to more clearly state the specific impact that a given risk may have on our financial condition or results of operations.

10.	Some of your risk factors use language like “there is no assurance.” Please delete this language; the real risk is not your ability to offer assurance, but the condition described.

I refer you generally to Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the language “there is no assurance” has been removed and, as appropriate, additional disclosure has been added describing the risk.

11.
The risk factor entitled “There is uncertainty as to our ability to continue as a going concern …” appears to duplicate the risk discussed in “We are a development stage company and based on our historical operating losses … .” Please consider consolidating, revising or deleting one of these risk factors.

I refer you generally to the Risk Factors section of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the risk factor entitled “There is uncertainty as to our ability to continue as a going concern” has been removed.

12.	Please do not include risks that are not currently material, or clarify why they are currently material. Please see the risk factors titled:
•	If our products infringe upon proprietary rights of others …, page 7
•	Should our Nova Skin Care System be classified as a medical devise …, page 7
•	If we enter foreign markets …, page 8.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 4 of 15 -

I refer you generally to the Risk Factors section of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the risk factor entitled “If we enter foreign markets …” has been removed.

Regarding the risk factor entitled “If our products infringe upon proprietary rights of others …, ” although we are not aware of any circumstances under which our potential products infringe upon validly existing proprietary rights of third-parties, because our potential products are not yet patented, and until we are granted such proprietary rights, we can not be certain, and there remains the possibility, that our potential products may infringe upon validly existing proprietary rights of third-parties, or that third-parties may seek to bring infringement claims, whether or not meritorious, alleging that our potential products do infringe upon their proprietary rights, with either such outcome likely to negatively affect our financial condition, and for these reasons we feel that such a risk factor ought to remain as part of Amendment No. 1 to our registration statement on Form F-1 in order for us to present the most clear and comprehensive disclosure document possible.

Regarding the risk factor entitled “Should our Nova Skin Care System be classified as a medical device …,” although we do not believe that our Nova Skin Care System is or should be classified as a medical device, as it is not intended to treat or cure any ailment and we are no longer maintaining that use of the Nova Skin Care System may provide improved circulation, there remains the possibility that the Food and Drug Administration could classify our Nova Skin Care System as a medical device, defined in section 201(h) of the United States Federal Food, Drug and Cosmetic Act as “an instrument … intended to affect the structure or any function of the body … ,” requiring us to obtain either clearance or pre-market approval prior to marketing and distributing our Nova Skin Care System in the United States. Such an outcome is likely to negatively affect our financial condition, and for this reason, until a determination is made as to whether our Nova Skin Care System is a medical devise, we feel that such a risk factor ought to remain as part of Amendment No. 1 to our registration statement on Form F-1 in order for us to present the most clear and comprehensive disclosure document possible.

Our limited experience as a publicly-traded company in the United States may increase our expenses and place significant demands on our management, page 6

13.	Please revise to disclose the costs you expect to incur and explain how they will differ from those expenditures you have been making since first becoming a reporting company.

I refer you to page 7 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added regarding the expenditures we anticipate incurring and why they may differ from those we have incurred in the past.

14.
Consider revising your subheading, as it appears that your shares have been quoted on the OTC Bulletin Board since at least 2001. We note your disclosure under the subheading “Market Information” on page 13.

I refer you to page 7 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the subheading has been revised to contextualize nature and significance of our limited experience as it relates to the risk disclosed in this risk factor.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 5 of 15 -

We face serious competition in our business segments, page 6

15. Please revise this subheading to describe the risk at issue. Your subheading does not covey a risk.

I refer you to page 8 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the subheading has been revised to describe the risk disclosed in the risk factor.

16.
The risk factor entitled “The loss of one or more of our senior management or key personnel may adversely effect our operations and could lead to a loss of clients and proprietary information” and “We face substantial competition in attracting an retaining qualified personnel and may be unable to develop and grow our business if we cannot attract and retain such personnel” are redundant and because most companies rely on their key personnel, generic. Please consider combining these risk factors and providing more specificity as to the potential impact the loss of services of the individuals listed would have on your operations or remove the risk factor. In the alternative, delete these risk factors.

I refer you to page 10 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the risk factor entitled “The loss of one or more of our senior management or key personnel may adversely effect our operations and could lead to a loss of clients or proprietary information” has been combined with the risk factor entitled “We face substantial competition in attracting and retaining qualified personnel and may be unable to develop and grow our business if we cannot attract and retain such qualified personnel” and additional specificity regarding the potential impact of the loss of services of qualified personal has been added to the combined risk factor.

17.
Some of your risk factor discussions are boilerplate and could apply to any issuer or to any offering. If you elect to retain these or other general risk factors in your prospectus, you must clearly explain how they apply to your industry, company or offering. Please revise to particularize the risk to your company. Please refer to the following:

•	If we are unable to successfully break into new markets, implement our growth strategy or manage our business …, page 7
•	Changes in consumer preferences or discretionary spending patterns may negatively affect …, page 7
•	Unless and until we garner analyst research coverage …, page 10
•	Our stock price could be volatile …, page 11

I refer you generally to the Risk Factors section of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the risk factors entitled “Unless and until we garner analyst research coverage …” have been removed.

I refer you generally to the Risk Factors section of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the risk factors entitled “Our stock price could be volatile …” has been combined with the risk factor entitled “Since our common stock is thinly traded it is more susceptible to extreme rises or declines in price …”

I refer you also to pages 9-10 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added to the risk factors entitled “If we are unable to successfully break into new markets, implement our growth strategy or manage our business …” and “Changes in consumer preferences or discretionary spending patterns may negatively affect …” to particularize the risks to our company and explain how such risks apply to our businesses and industries.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 6 of 15 -

18.
Because some officers and directors reside outside of the United States as does some of your property, consider a risk factor that addresses the difficulty investors may have in effecting service of process within the United States upon such persons and in enforcing the United States federal securities laws and judgments obtained in the United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

I refer you to page 14 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional risk factors addressing the difficulty investors may have in effecting service of process within the United States upon our company and our officers and directors, and in enforcing United States federal securities laws and judgments obtained in United States courts predicated upon the civil liability provisions of the United States federal securities laws, have been added.

Cautionary Notice Regarding Forward-Looking Statements, page 13

19.	Please remove the word “will” from the list of words in the second sentence of this section.

I refer you to the Cautionary Notice Regarding Forward-Looking Statements on page 15 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith. The word “will” has been deleted from the list of words in the second sentence of this section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

20.
Please discuss your plan of operations for the next twelve months in greater detail. Include more detailed milestones to your business plan, taking the company to the point of generating first revenues, the costs associated with each milestone, and the employees responsible for each aspect of the business plan. Your response will likely impact the Business section discussion. We will have further comments.

I refer you to pages 24-26 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added discussing our plan of operations for the next twelve months, including detailed milestones to our business plan, taking us to the point of generating our first revenues, associated costs and responsible employees.

21.	Please discuss how long you can satisfy your cash requirements.

I refer you to page 24 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added regarding our ability to satisfy our cash requirements.

22.	Please disclose whether you generated revenue from operations of your interactive dating services conducted through Nettron Media Group.

I refer you to page 22 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added to reflect that we did not generate revenue from operations of our interacting dating services.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 7 of 15 -

23.	Please disclose whether any payments were made under the MK Agreements, other than the services agreement. Disclose the amounts and reasons for any payments.

I refer you to pages 23, 45 and 56 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added to clarify that other than payment under the services agreement, payment under the MK Agreements does not come due until the second license year.

24.	Please disclose the reasons for the investor relations fees paid in the nine months ended December 31, 2005. Who were these fees paid to?

I refer you to page 26 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added regarding the reasons for the investor relations fees paid in the nine months ended December 31, 2005, and regarding the parties to whom such fees were paid.

Liquidity and Capital Resources, page 22

25.	Please explain what you mean by “operating activities” and how you generated cash from such activities when you appear to still be in the development stage.

I refer you to pages 27 and 29 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein “operating activities” has been replaced with “financing activities”, as the increase in cash generated represents the difference between that which we used in our operating activities from that which we generated by our financing activities.

26.	Please disclose whether you have issued the stock underlying the penalty notes and warrants.

As of the date of this Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, we have only issued penalty notes and warrants, forms of which have been filed as Exhibits 10.12 and 10.13 to this Amendment No. 1, and have not issued the stock underlying the penalty notes or warrants.

Contractual Obligations, page 25

27.	Disclose how your long-term obligations arose.

I refer you to page 31 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the appropriate footnote, disclosing how our long-term debt obligations arose, and which was misaligned due to a typographical error, has been corrected.

28.	Footnote 3 does not appear to correspond with any text in this section. Please advise.

I refer you to page 31 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein footnote three disclosing the nature of our operating lease obligations, and which was misaligned due to a typographical error, has been corrected

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 8 of 15 -

Business, page 26

29.
Please disclose what, if any, consideration was paid in connection with July 7, 2000 agreement to purchase a series of companies. In addition, please quantify the costs referenced in the last sentence of the first paragraph on page 27 and clarify whether you have paid these costs. Your disclosure “we bore all costs” is vague.

I refer you to page 32 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added to reflect that no consideration was paid in connection with our July 7, 2000 agreement in principle to acquire the group of companies collectively referred to as the Together Group, as well as to quantify the costs associated with such transaction and to disclose that such costs have been paid.

30.	Please include more detail about the development of your potential products and prototypes. Disclose:
•	The parties in charge of development;
•	Costs of development; and
•	Current status of development.

I refer you to pages 34-36 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added regarding the status of development in respect to each of our potential products, as well as the current and anticipated costs of development and the parties responsible for development.

31.	Disclose the steps you have taken and that will be required to facilitate the retail, wholesale, direct-response and online marketing promotion of your potential products.

I refer you to pages 36-38 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added regarding the steps that we have taken and intend to take in order to facilitate the retail, wholesale, direct response and online marketing promotion of each of our potential consumer retail products.

32.	Please provide a basis for the following statements:

•
Findings that regular, deep cleaning of the surface of facial skin has been shown to improve overall appearance, reduce fine lines, improve blood flow, stimulate collagen fibers and in general reduce the visible effects of aging;

•	Dust Wolf® is suitable for use with Venetian blinds, shutters, computer keyboards, piano keys, lampshades, chandeliers, picture frames, television and computer screens and vehicle dashboards;
•
Tomorrow Garden Kit offers an improved plant lifespan of three to six months, as opposed to the traditional shelf life of approximately seven to ten days for fresh herbs, and required only ambient light, with no watering or other maintenance, to survive;

•	The skincare market is one of the largest and fastest growing market segments in the world today;
•	Your belief that our potential products may become leaders in their markets;
•	Your belief that there are many suppliers available with the capabilities that you will require; and
•	Your belief that Nova Skin Care System is not a medical devise as defined by section 201(h) of the United States Federal Food, Drug and Cosmetic Act.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 9 of 15 -

I refer you to page 35 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the statement “findings that regular, deep cleaning of the surface of facial skin has been shown to improve overall appearance, reduce fine lines, improve blood flow, stimulate collagen fibers and in general reduce the visible effects of aging” has been removed as we are no longer maintaining that use of the Nova Skin Care System may lead to any such improvements.

Regarding our statement that the skin care market is one of the fastest growing market segments in the world today, please be advised that such statement is based on research conducted by employee representatives of our company.

Regarding our statement that our Tomorrow Garden Kit offers an improved plant lifespan of three to six months and requires only ambient light, with no watering or other maintenance, to survive, please be advised that such statement is based on research and testing conducted by employee representatives of our company.

Regarding our the statement that our “Dust Wolf® is suitable for use with Venetian blinds, shutters, computer keyboards, piano keys, lampshades, chandeliers, picture frames, television and computer screens and vehicle dashboards”, please note that this product has been specifically designed and developed to be used to clean each of these, as well as many other, items, all of which are generally regarded as relatively difficult to thoroughly clean because of their uneven surface areas. The registrant does not recognize the need for any further basis for such assertion.

Regarding our statement that it is our belief that our potential products may become leaders in their markets, the registrant is inclined to point out that each of its products were developed in order to more effectively serve their target markets than existing competitive products already in the marketplace. The introduction of each of the company’s products will mark, among other things, completion of that development cycle, and, implicitly, therefore, a belief on the part of management that these devlopment objectives have been achieved. Assuming normal market conditions and an appropriate price point, therefore, if management was not also of the belief that its products could “become leaders in their markets”, it would be tantamount to an admission that such products were, in fact, inferior. The registrant is in business, after all, to cause these products to become leaders in their respective markets.

Regarding our statement relating to the our belief that there are many suppliers available with the capabilities that we require, please be advised that this is based on primary research conducted by employee representatives of the registrant, including direct conversations with potential suppliers and related correspondence.

Regarding our statement that it is our belief that our Nova Skin Care System is not a medical devise as defined by section 201(h) of the United States Federal Food, Drug and Cosmetic Act, such statement is based on the fact that our Nova Skin Care System is not intended to treat or cure any ailment and we are no longer maintaining that use of the Nova Skin Care System may provide improved circulation.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 10 of 15 -

33.
Please revise to clarify whether you currently have a distribution center in El Paso, Texas. Is this facility the same as the warehouse space leased for “product development activity?” Also, what sort of product development activity occurs at this location?

I refer you to pages 27, 38 and 44 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, which have been revised to clarify that our distribution center and warehouse space leased for “product development activity” are one and the same, and wherein disclosure has been added regarding the type of product development activity undertaken in El Paso, Texas.

34.	Please disclose why third-party manufacturers are likely to be different for each product.

I refer you to pages 38-39 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein our disclosure has been revised to reflect that Solid Integrations, LLC will manufacture, assemble and package all of our potential product lines. We previously felt that it would be necessary to engage a different third-party manufacturer for each of our potential product lines simply because of the varying nature of the potential products and our assumption that certain manufacturers would be better suited to handle certain types of products. We have since found that this is not the case, and have no immediate plans to engage any third-party manufacturers or assemblers other than Solid Integrations, LLC.

35.
Please clarify what you mean by the fact that you have been “in contact” with Solid Integrations, LLC of Juarez, Mexico and Maroon Product Development of Phoenix, Arizona regarding their services for design, engineering and production for Nova Skin Care System and Dust Wolf. Please disclose what stage your discussions are at and whether these companies have signaled a willingness to pursue a future business relationship with you.

I refer you to pages 38-39 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein disclosure has been added to clarify that we are in the process of finalizing a manufacturing and assembly agreement with Solid Integrations, LLC, and that we had previously engaged Maroon Product Development for engineering and design support, but that such work has been completed and we have since concluded that relationship.

Provisional Patents, page 34

36.	Please list and update the status of the patent applications.

I refer you to page 42 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein disclosure has been added updating the status of our patent applications. Please note we no longer hold any provisional patents, as patent applications have been filed covering all of our intellectual property previously covered by provisional patents.

37.	Please update to the latest practicable date the status of the trademark registrations.

I refer you to page 42 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein disclosure has been added updating the status of our trademark registrations.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 11 of 15 -

Trade Secrets, page 34

38.	Please confirm and disclose whether you have entered into any confidentiality and non-disclosure agreements with the parties indicated in this section.

I refer you to page 43 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein disclosure has been added to reflect that we have entered into a confidentiality and/or nondisclosure agreement with MK Enterprises LLC, and that we are in the process of drafting confidentiality and/or nondisclosure agreements for our other key employees, consultants and advisors.

Employees, page 34

39.	Please provide a breakdown of each main category of activity and geographic location for each of your employees and consultants.

I refer you to page 43-44 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein disclosure has been added providing a breakdown of each main category of activity and the geographic location for each of our full-time employees and consultants.

Management, page 38

40.	We note from your May 1, 2006 press release attached as an exhibit to Form 6-K, that you have hired Stacy Anderson as your Chief Financial Officer. Please revise your prospectus accordingly.

I refer you to pages 49-50 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added regarding Stacey Anderson, and her position as our Chief Financial Officer of Valcent USA Inc. Please note that the press release of May 1, 2006 was inaccurate in that it failed to specify that Stacey Anderson was appointed Chief Financial Officer of Valcent USA Inc. a wholly-owned subsidiary of Valcent Products Inc., we did not, however, issue a correcting press release based on our belief that such an error was immaterial and that a correcting press release would potentially create more confusion than offer clarification.

Principal and Selling Shareholders, page 45

41.	Please revise the selling stockholders to include a “total” line at the end of the table.

I refer you to page 59 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein a “total” line has been included at the end of the selling stockholders table.

42.
Please tell us whether any of the selling stockholders listed in the table are broker-dealers or affiliates of broker-dealers. Please note that selling stockholders who are broker-dealers must be identified as underwriters in the prospectus. For selling stockholders that are affiliates of broker-dealers, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understanding, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 12 of 15 -

None of the selling stockholders listed in the table of Principal and Selling Shareholders are broker-dealers or affiliates of broker-dealers.

43.
For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

I refer you to pages 59-63 and 65 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the natural person or persons having sole or shared voting and investment control over the securities beneficially held have been identified.

44.
To the extent that any successor(s) to the named selling stockholders wish to sell under this prospectus you must file a prospectus supplement identifying such successors as selling stockholders. Please revise.

I refer you to page 65 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added regarding the requirement that we file a prospectus supplement identifying any successors to the named selling stockholders wishing to sell under this prospectus to the extent necessary.

45.	Please disclose how your selling shareholders acquired their securities.

I refer you to pages 59- 65 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein additional disclosure has been added detailing how our selling shareholders acquired their securities.

46.
In this section, please provide an explanation of whether or not Platinum Partners Macro Fund LP, Alpha Capital Aktiengesellschaft, Monarch Capital Fund Ltd. Or Platinum Long Term Growth III or any other of its affiliates is an affiliate of your company, including based upon share ownership. Please tell us if your answer would be different if you disregard any caps on ownership of your securities to which entities are subject.

Neither Platinum Partners Macro Fund LP, Alpha Capital Aktiengesellschaft, Monarch Capital Fund Ltd. or Platinum Long Term Growth III nor any other of their affiliates, are an affiliate of our company, including based upon share ownership. Please be advised that the answer would, indeed, be different if one were to disregard the ownership cap.

47.
Please confirm that none of the sellers currently have open positions in the common stock. If any of the sellers do have short positions, please indicate the size of the short position. Supplementally confirm that you are aware of Telephone Interp. A.65 (July 1997) on this matter, which is publicly available on our website.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 14 of 15 -

None of our selling shareholders currently has an open position in our common stock and we are aware of Telephone Interp. A.65 (July 1997) regarding this matter.

Taxation, page 58

48.	Please replace the term “certain” with material in the first sentence of this section. We note your subheading.

I refer you to page 73 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, where the term “certain” has been replaced with the term “material.”

Signatures

49.	Please have your controller or principal accounting officer sign in this capacity.

I refer you to the certifications contained in Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein F. George Orr has signed in the capacity of our principal accounting officer, as our Chief Financial Officer.

Legal Matters, page 63

50.	Please clarify the legal matters being passed on by M.M. Membrado, PLLC.

I refer you to page 79 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein it has been clarified that M.M. Membrado, PLLC, acts as our counsel with respect to United States corporate and securities matters.

Legal Opinion

51.	Please revise to reflect that this offering is a resale. The first sentence of this opinion implies that this is a primary offering by Valcent.

I refer you to Exhibit 5.1 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the legal opinion has been revised to reflect that this offering is a resale.

52.	Please include the file number for your registration statement.

I refer you to Exhibit 5.1 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the legal opinion has been revised to include the file number for our registration statement.

53.	Please have counsel revise to clarify that the shares being registered for resale that are currently outstanding are legally issued, fully paid and non-assessable.

I refer you to Exhibit 5.1 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith, wherein the legal opinion has been revised to include an opinion that the shares being registered for resale that are currently outstanding are legally issued, fully paid and non-assessable pursuant to the laws of the Alberta, Canada.

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 14 of 15 -

Annual Report on Form 20-F

General

54.	Please revise future filings to incorporate your responses to all applicable comments above.

We will hereafter revise future filings of our annual report on Form 20-F to incorporate our responses to all applicable comments above.

Item 16. Audit Committee Financial Expert

55.	In future filings please disclose whether your audit committee financial expert is independent. Please refer to Item 16A(a)(2) of Form 20-F.

We will hereafter revise future filings of our annual report on Form 20-F to disclose whether our audit committee financial expert is independent in accordance with Item 16A(a)(2) of Form 20-F.

Item 16B. Code of Ethics

56.	In future filings please explain why you have not yet adopted a code of ethics. Please refer to Item 16B(a) of Form 20-F.

We will hereafter revise future filings of our annual report on Form 20-F to disclose whether we have adopted, and if not, why we have not yet adopted, a code of ethics in accordance with Item 16B(a) of Form 20-F.

* * * * * * * *

Mr. Craig Slivka
The United States Securities and Exchange Commission
June 30, 2006
- Page 15 of 15 -

Please note that the number of shares of common stock covered by our registration statement on Form F-1 as originally filed on April 27, 2006 have been reduced by 187,832 shares from 10,866,501 shares to 10,681,669 shares, due to the removal of a certain number of our selling shareholders, as reflected in the selling shareholders’ table beginning on page 58 of Amendment No. 1 to the Form F-1 filed concurrently and in connection herewith.

I hope that you find the responses herein to your comments satisfactory, and the additional information provided helpful. Please feel free to call me to discuss any questions, issues, or additional comments or requests. In the meantime, I look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Very truly yours, M.M. MEMBRADO, PLLC Michael M. Membrado

MMM/vjs
Encl.
cc:   F. George Orr